Exhibit 99.8

Business Model and Capital Allocation Strategy Roger Dassen Executive Vice President & Chief Financial Officer    Public Investor Day Virtual ASML Small Talk 2021 ASML

Business model and capital allocation strategy Key messages Slide 2 29 Sept. 2021 Our continued investments in technology leadership have created significant shareholder value Growth in semiconductor end markets and increasing lithography intensity on future nodes fuel demand for our products and services Based on different market scenarios, we have an opportunity to achieve an annual revenue for 2025 between approximately €24 billion and €30 billion with a gross margin for 2025 between approximately 54% and 56%. We see significant growth opportunities beyond 2025. Assuming a 1 trillion dollar semiconductor market by 2030, with litho intensity and our market share constant from 2025, we expect an annual revenue CAGR for 2020-2030 of around 11% We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks Public

• Historical shareholder value creation Continuing growth Continued shareholder value creation

ASML’s technology leadership comes from strategic investments that enable cost-effective innovations for our customers Slide 4 29 Sept. 2021 Berliner Glas acquisition (0.3B€) Carl Zeiss SMT Holding 3.2 acquisition 24.9% interest 2.9 (1.0B€) 1.0 Cymer acquisition HMI acquisition 2.2 0.9 (3.1B€) (2.8B€) € B 1.6 0.6 In 1.4 1.4 1.4 0.4 1.1 0.4 0.4 0.3 0.9 2.2 0.8 0.2 2.0 0.7 0.3 1.6 0.2 1.3 0.1 0.9 1.1 1.1 1.1 0.5 0.6 0.6 2010 2011 2012 2013 2014 2015 2016 2017* 2018 2019 2020 R&D Capex * ASML contribution Zeiss SMT CapEx included as of 2017 Public

ASML’s EPS has grown at a CAGR of 14% driven by system and installed base revenue with improved margins Slide 5 29 Sept. 2021 EPS/ GM/ Revenue • Systems revenue grew at a 10% CAGR since 2010 • Installed Base Management* grew at a 20% CAGR since 2010 driven by upgrades and service of growing installed base • Gross Margin amount improved at a 13% CAGR since 2010, reflecting the strength of our DUV and Applications business and progress in EUV profitability • EPS grew at 14% CAGR since 2010 driven by profitability and share buyback * Installed Base Management equals our service and field upgrades sales Public

ASML created significant shareholder value over the past 10 years Slide 6 29 Sept. 2021 Total Shareholder Return ASML (Nasdaq) Total Shareholder Return annualized compounded TSR 29% versus Nasdaq at 18% Source: Bloomberg (Total Shareholder Return: index = 2010) Total Shareholder Return (TSR) = shareprice increase + dividend pay-out Public    1,600 1,400 1,200 1,000 800 600 400 200 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 ASML (Nasdaq) NASDAQ Index S&P 500 Index SOX Index AEX Index

Historical shareholder value creation • Continuing growth Continued shareholder value creation

Model scenarios Process Slide 8 29 Sept. 2021 End markets Start with end markets Convert to wafer demand: 2025 Wafer demand Low—High scenarios scenarios:—High Translate to ww units, convert Litho spend—Low to ASML share Installed Base Estimate growth of our business Installed Base business Public

Semi end markets expected to grow 7% longer-term Slide 9 29 Sept. 2021 Smartphone (B$) Consumer electronics (B$) Personal computing (B$) +6.7% +7.8% +2.6% 161 155 155 160 69 67 70 120 119 113 144 64 66 109 110 115 102 100 116 48 93 86 87 108 106 36 43 48 43 83 78 76 35 15 16 17 18 19 20 21 22 23 24 25 15 16 17 18 19 20 21 22 23 24 25 15 16 17 18 19 20 21 22 23 24 25 Wired & wireless infrastructure (B$) Servers, datacenters & storage (B$) Total Semiconductor, B$ +8.0% Forecast +5.9% 112 +7.4% 51 110 47 47 49 92 97 99 44 81 667 37 36 38 76 32 30 31 63 61 627 626 42 42 571 605 476 466 15 16 17 18 19 20 21 22 23 24 25 15 16 17 18 19 20 21 22 23 24 25 422 422 Automotive (B$) Industrial electronics (B$) 335 341 +10.2% +15.7% 80 81 75 73 65 67 58 64 58 42 41 50 46 52 50 50 34 39 39 37 35 30 CAGR 15 16 17 18 19 20 21 22 23 24 25 15 16 17 18 19 20 21 22 23 24 25 2020-2025 15 16 17 18 19 20 21 22 23 24 25 Source: ’19-’25: Gartner 2Q21 forecast (Jun30, 2021) Public

Translating to growth of wafer demand in all segments Slide 10 29 Sept. 2021 2015 2020 2025 CAGR 1..7 1.1 +9.9% Logic & MPU 0.5 (≤ 28 nm) 1.8 1.4 1.2 +5.2% DRAM 2.1 1.5 1.6 +5.7% NAND million wafer starts/month PCs and laptops Smartphones and tablets Servers Automotive Consumer incl. wearables Other Source: Gartner device units 2017-2022; ASML model extrapolated through 2025 Public

Lithography spend increasing on future nodes Slide 11 29 Sept. 2021 Logic / MPU DRAM NAND Performance memory Storage memory 45K wafers/month 100K wafers/month 120K wafers/month 1 >20% NoN1 >10% NoN1 ~30% NoN High NA EUV ArFi Dry 1 NoN: Node on Node Public

Installed Base Management*: growing installed base provides opportunity for growth in service and upgrades Slide 12 29 Sept. 2021 Growth drivers: Installed Base Management: Services and upgrades Revenues B€ • Growing installed base 8 7 • Service: move to value- ) € ~12% CAGR based services(B 6 nue reve 5 4 • Upgrades: design for Base ~13% CAGR extendibility, enabling 3 performance upgrades Installed 2 1 0 2015 2020 2025 * Installed Base Management equals our service and field upgrades sales Public

Model assumptions 2025 Slide 13 29 Sept. 2021 Logic / MPU Performance memory Storage memory Market share assumptions: EUV 100%, ArFi 90%, Dry 65% • EUV High-NA high volume from 2025 • EUV High-NA from D0a onwards • Storage class memory remains General • 2 year cadence a niche • 3D NAND: stack of stacks • Reference 16/14nm, 315 kwspm1 • Bit growth: • Bit growth: Market • Node on node (reduction): Low: 15% Low: 25% (Low—High) Low: -15% High: 25% High: 45% High:                0% • 20-30 EUV exposures • 60-70% of wafer capacity EUV • First EUV High-NA node ~ 4-9 converted to nodes with up to 8 exposures exposures of EUV 1 kwspm: 1000 wafer starts per month Public

Key challenges* we face in our industry Slide 14 29 Sept. 2021 Geo(political) landscape General ASML • Technological sovereignty • End-market growth dynamic • Managing execution of leading to new fabs in more • War for talent technology roadmap regions • Increasing focus on • Managing ramp in production • Export controls sustainability • Managing growth • IP protection Customers Suppliers Competitors • Limited number of • Growing complexity supply • Immersion customers chain • Dry • Sales concentrated among • Increasing investment • Metrology + Inspection few large customers requirements for suppliers • Managing lead times In a booming chip market, ASML’s challenge is to remain competitive in DUV, ramp 0.33 EUV, execute our 0.55 EUV (High-NA) program and expand the Holistic Litho program opportunities in order to create value for all our stakeholders, while navigating the geopolitical landscape. *For full list of risk factors, see Annual Report 2020 Public

Our updated model goes beyond our high-market scenario from 2018 Slide 15 29 Sept. 2021 ASML modeled Sales in 2025    (in B€) 2018 high market scenario Market demand EUV insertion based on mid EUV insertion based on moderate market Worldwide units Sales Worldwide units Sales High-NA                9 Systems 17.9 High-NA                7 Systems 13.4 EUV                55 Installed Base 6.4 EUV                43 Installed Base 5.9 High ArFi 60 Management ArFi 40 Management High demand Dry                200 Dry                150 insertion Total                324 Total 24.3 Total                240 Total 19.3 Worldwide units Sales Worldwide units Sales High-NA                5 Systems 10.2 High-NA                3 Systems 12.7 EUV                32 Installed Base 4.8 EUV                45 Installed Base 5.8 Low ArFi 35 Management ArFi 40 Management Low demand Dry                140 Dry                150 insertion Total                212 Total 15.0 Total                238 Total 18.5 Public

Our simulation model 2025 supports total sales between                ~24 B€ (Low market) – ~30 B€ (High market) Slide 16 29 Sept. 2021 ASML modeled sales in 2025    (in B€) Worldwide litho units Sales High-NA                5 Systems (Litho and M&I) 23.0 EUV                70 Installed Base Management 7.0 High market ArFi 87 Dry                290 Total                452 Total 30.0 Worldwide litho units Sales High-NA                5 Systems (Litho and M&I) 18.0 EUV                48 Installed Base Management 6.0 Low market ArFi 70 Dry                190 Total                313 Total 24.0 Note : 70x EUV units in 2025 (High market) equals ~115x NXE:3400C units for wafer capacity equivalent; M&I : Metrology and Inspection Public

Higher sales across product portfolio translates to increase in 2025 modeled scenario Slide 17 29 Sept. 2021 ASML 2025 modeled sales (mid point of range) € ) (B sales Modeled *Non EUV = DUV, Metrology and Inspection **IBM = Installed Base Management Public

ASML updated financial model Slide 18 29 Sept. 2021 2020 2025 2025 (Actuals) (CMD 2018 Ranges) (Low—High market) Total sales 14.0B€ ~15—24B€ ~24.0—30.0B€ Installed base 3.7B€ ~5—6B€ ~6.0—7.0B€ Management System sales 10.3B€ ~10—18B€ ~18.0—23.0B€ Gross margin 48.6% >>50% ~54—56% R&D 16% ~13% ~3.4—3.7B€ SG&A 4% ~4% ~1.0B€ CapEx 7% ~3% ~1.0B€ Cash Conversion Cycle 228 days <200 days <200 days Effective Tax Rate* 14% ~14% ~16% * Based on 2021 tax legislation Public

Market opportunities support another 10 years of growth

ASML

Slide 19
29 Sept. 2021

	Drivers	2020	2025	2030	CAGR
Systems: **Litho, Metrology & Inspection**	**New** and **existing technology nodes** in all segments will continue to be the main driver for our **system revenue** for litho and metrology & inspection	~10.3B€			~11%*
Installed Base Management	**Growing** installed base and move to **value-based** service increases our opportunity	~3.7B€			~11%





Source: VLSI Research, with ASML analysis;
Installed Base Management : ASML service and field upgrades sales;
* Assumes litho intensity (litho % of WFE) and litho market share in 2030 similar to 2025;
* Systems revenue CAGR, includes ASML Metrology & Inspection system revenue CAGR 2020-2030 ~15%

Public

Historical shareholder value creation Continuing growth • Continued shareholder value creation

ASML’s capital allocation policy Slide 21 29 Sept. 2021 Focused investment in our business Excess cash distribution through R&D, CapEx Combination of growing dividends and share Berliner Glas buybacks acquisition (0.3B€)* Carl Zeiss SMT Holding acquisition 24.9% interest 16.00 (1.0B€)* 14.0 14.00 HMI acquisition 3.2 11.7 12.00 (2.8B€) 2.9 5.4 Cymer acquisition 1.0 10.0 (3.1B€) 10.00 2.2 4.3 0.9 € 8.2 B 3.0 € 7.2 8.00 Cumulative 1.6 0.6 In dividend B 6.4 2.4 1.4 1.4 1.4 Capex 1.9 In 5.5 6.00 0.3 1.4 Cumulative 1.1 0.3 R&D 4.5 1.1 0.4 0.4 4.0 share 0.9 2.2 0.9 8.6 4.00 0.8 0.2 2.0 3.3 0.6 7.4 buybacks 0.7 2.4 7.0 0.3 1.6 0.5 5.8 0.2 1.3 4.9 5.3 0.1 1.1 1.1 1.1 0.3 4.4 2.00 0.9 3.4 3.7 0.6 0.6 2.8 0.5 2.1 0.00 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Maintain a strong and flexible balance sheet * ASML contribution for Zeiss SMT capex included as of 2018 Public

Business model and capital allocation strategy Key messages Slide 22 29 Sept. 2021 Our continued investments in technology leadership have created significant shareholder value Growth in semiconductor end markets and increasing lithography intensity on future nodes fuel demand for our products and services Based on different market scenarios, we have an opportunity to achieve an annual revenue for 2025 between approximately €24 billion and €30 billion with a gross margin for 2025 between approximately 54% and 56%. We see significant growth opportunities beyond 2025. Assuming a 1 trillion dollar semiconductor market by 2030, with litho intensity and our market share constant from 2025, we expect an annual revenue CAGR for 2020-2030 of around 11% We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks Public

Forward Looking Statements Slide 23 29 Sept. 2021 This presentation contains statements that are forward-looking, including statements with respect to expected industry and business environment trends including expected growth, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and effective tax rate, annual revenue opportunity for 2025, financial model for 2025 and assumptions and expected growth rates and drivers, expected growth including growth rates 2020-2025 and 2020-2030, total addressable market, growth opportunities beyond 2025 and expected annual growth rate in lithography and metrology and inspection systems and expected annual growth rate in installed base management, expected trends in addressable market up to 2030, expected trends in Logic and Memory revenue opportunities, long term growth opportunities and outlook, expected trends in demand and demand drivers, expected benefits and performance of systems and applications, semiconductor end market trends, expected growth in the semiconductor industry including expected demand growth and capital spend in coming years, expected wafer demand growth and investments in wafer capacity, expected lithography market demand and growth and spend, growth opportunities and drivers, expected trends in EUV and DUV demand, sales, outlook, roadmaps, opportunities and capacity growth and expected EUV adoption, profitability, availability, productivity and output and estimated wafer demand and improvement in value, expected trends in the applications business, expected trends in installed base management including expected revenues and target margins, expected trends and growth opportunity in the applications business, expectations with respect to high-NA, the expectation of increased output capacity, plans, strategies and strategic priorities and direction, expectation to increase capacity, output and production to meet demand, the expectation that Moore’s law will continue and Moore’s law evolution, product, technology and customer roadmaps, and statements and intentions with respect to capital allocation policy, dividends and share buybacks, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends and statements with respect to ESG commitment, sustainability strategy, targets, initiatives and milestones. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, semiconductor end-market trends, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on the global economy and financial markets, as well as on ASML and its customers and suppliers, and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of R&D programs and technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including the risk of delays in system production and supply chain capacity, constraints, shortages and disruptions, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees and trends in labor markets, geopolitical factors, trade environment; import/export and national security regulations and orders and their impact on us, ability to meet sustainability targets, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Public

Slide 24 29 Sept. 2021ASML Small Talk 2021 ASML Investor Day Virtual